Incoming, Inc.
244 Fifth Avenue, V235
New York, NY 10001

October 20, 2010

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

RE:
Incoming, Inc.
Form 10-K for Fiscal Year ended November 30, 2009
Filed April 15, 2010
Form 10-Q for Fiscal Quarter ended May 31, 2010
Filed July 14, 2010
Form 8-K/A
Filed August 24, 2010
File No. 000-53616

Ladies and Gentlemen:

Reference is made herein to that letter (the “Comment Letter”) dated October 5, 2010 to Incoming, Inc. (the “Company”) from the Securities and Exchange Commission (the “Commission”) which sets forth the comments of the staff of the Commission (the “Staff”) regarding (i) the Annual Report on Form 10-K for Fiscal Year ended November 30, 2009 filed with the Commission on April 15, 2010 (the “Form 10-K”), (ii) the Quarterly Report on Form 10-Q for Fiscal Year ended May 31, 2010 filed with the Commission on July 14, 2010 (the “Form 10-Q”) and (iii) the current report on Form 8-K filed with the Commission on August 24, 2010, as amended by Amendment No. 1 thereto filed with the Commission on September 9, 2010 (the “Form 8-K/A”). In response to the Staff’s Comment Letter, the Company intends to file a Form 10-K/A, a Form 10-Q/A and an amendment to the Form 8-K/A by Thursday, November 4, 2010 to respond to the Staff’s requests for various revisions and clarifications to each of the Form 10-K, Form 10-Q, and Form 8-K/A.

In response to the Staff’s request, the Company acknowledges the following:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
●	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (917) 210-1074.

Sincerely,
Incoming, Inc.

/s/  Victor AbiJaoudi II
Victor AbiJaoudi II
Chief Operating Officer and President
October 20, 2010